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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                             MERIDIAN RESOURCE CORP.
  .............................................................................
                                (Name of Issuer)

                                  COMMON STOCK
  .............................................................................
                         (Title of Class of Securities)

                                    58977Q109
  .............................................................................
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.                         SCHEDULE 13G                 PAGE 2 OF 8 PAGES
58977Q109
 .............................................................................
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         (A)    KAIM NON-TRADITIONAL, L.P.          - 95-4486379
         (B)    RICHARD A. KAYNE                    - ###-##-####
 .............................................................................
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                    (b) [X]
 .............................................................................
 3       SEC USE ONLY
 .............................................................................
 4       CITIZENSHIP OR PLACE OF ORGANIZATION
         (A)      IS A CALIFORNIA LIMITED PARTNERSHIP
         (B)      IS A U.S. CITIZEN
 .............................................................................
                                     5      SOLE VOTING POWER
                                            (A) 0
NUMBER OF                                   (B) 200,500
SHARES                              .........................................
BENEFICIALLY                         6      SHARED VOTING POWER
OWNED BY                                    (A) 4,838,584
EACH REPORTING                              (B) 4,838,584
PERSON WITH                         .........................................
                                     7      SOLE DISPOSITIVE POWER
                                            (A) 0
                                            (B) 200,500
                                    .........................................
                                     8      SHARED DISPOSITIVE POWER
                                            (A) 4,838,584
                                            (B) 4,838,584
 .............................................................................
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         (A) 4,838,584
         (B) 5,039,084
 .............................................................................
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [ ]
 .............................................................................
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         (A) 10.09%
         (B) 10.50%
 .............................................................................
12       TYPE OF REPORTING PERSON*
         (A) IA
         (B) IN
 .............................................................................

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  United States
                       Securities and Exchange Commission

                                  Schedule 13G
                                 Amendment No. 4
*********************

Item 1.    (a)    Issuer:               Meridian Resource Corp.
           (b)    Address:              15995 North Barkers Landing, Suite 300
                                        Houston, Texas  77079

Item 2.    (a)    Filing Persons:       KAIM Non-Traditional, L.P.                      Richard A. Kayne
           (b)    Addresses:            1800 Avenue of the Stars, 2nd Floor             1800 Avenue of the Stars, 2nd Floor
                                        Los Angeles, CA  90067                          Los Angeles, CA  90067

           (c)    Citizenship:          KAIM Non-Traditional, L.P. is a California limited partnership
                                        Richard A. Kayne is a U.S. Citizen

           (d)    Title of Class
                    of Services:        Common Stock

           (e)    Cusip Number:         58977Q109

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

           (e)    KAIM Non-Traditional, L.P. is an investment adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4.    Ownership

           (a)    Amount Beneficially Owned:

                     Five investment limited partnerships             4,166,488

                     Managed accounts                                   672,096

                     Richard A. Kayne                                   200,500

                                           Total                      5,039,084*

           (b)    Percent of Class:     10.50%

           * Reported shares include 2,142,857 shares which may be acquired upon conversion of Subordinated Notes (the "Notes"). Although the Notes are currently convertible, the conversion price of the Notes is substantially higher than the market value of the common stock. As a result, in addition to the disclaimer above, each of the reporting persons disclaims beneficial ownership of the underlying shares.

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13G
                                 AMENDMENT NO. 4

                        Meridian Resource, Inc. (Issuer)
 ................................................................................

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM. 9.        NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.        CERTIFICATION

                By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13G
                                 AMENDMENT NO. 4

                             Meridian Resource Corp.
 ................................................................................


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



            August 18, 1999
--------------------------------------
                Date


         /s/ Richard A. Kayne
--------------------------------------
             Richard A. Kayne



KAIM NON-TRADITIONAL, L.P.

By:  Kayne Anderson Investment Management, Inc.


     By: /s/ David J. Shladovsky
        ------------------------------
        David J. Shladovsky, Secretary

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)



This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.



            August 18, 1999
--------------------------------------
                Date


         /s/ Richard A. Kayne
--------------------------------------
             Richard A. Kayne



KAIM NON-TRADITIONAL, L.P.

By:  Kayne Anderson Investment Management, Inc.


     By: /s/ David J. Shladovsky
        ------------------------------
        David J. Shladovsky, Secretary


                                   PAGE 6 OF 8

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                                  United States
                       Securities and Exchange Commission

                                  Schedule 13G
                                 AMENDMENT NO. 4
                                  (cover page)

                             Meridian Resource Corp.
 ................................................................................


Box 9. The reported shares are owned by 11 investment accounts (including five investment limited partnerships, four insurance companies and an offshore corporation) managed, with discretion to purchase or sell securities, by KAIM Non-Traditional, L.P., a registered investment adviser.

           KAIM Non-Traditional, L.P. is the general partner of the limited partnerships. Richard A. Kayne is the controlling shareholder of the corporate owner of Kayne Anderson Investment Management, Inc., the general partner of KAIM Non-Traditional, L.P. Mr. Kayne is a limited partner of each of the limited partnerships. KAIM Non-Traditional, L.P. is an investment manager of the offshore corporation. Mr. Kayne is a director of one of the insurance companies.

           KAIM Non-Traditional, L.P. disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in the limited partnerships. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited and general partner interests in the limited partnerships and by virtue of his indirect interest in the interest of KAIM Non-Traditional, L.P. in the limited partnerships.

           Reported shares include 2,142,857 shares which may be acquired upon conversion of Subordinated Notes (the "Notes"). Although the Notes are currently convertible, the conversion price of the Notes is substantially higher than the market value of the common stock. As a result, in addition to the disclaimer above, each of the reporting persons disclaims beneficial ownership of the underlying shares.


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                                   UNDERTAKING


The undersigned agree jointly to file the attached Statement of Beneficial Ownership on Schedule 13G with the U.S. Securities Exchange Commission and Meridian Resource Corp.



Dated:  August 18, 1999



        /s/ Richard A. Kayne
-------------------------------------
Richard A. Kayne



KAIM NON-TRADITIONAL, L.P.

By:  Kayne Anderson Investment Management, Inc.


     By: /s/ David J. Shladovsky
        ------------------------------
        David J. Shladovsky, Secretary


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